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                                                                       Exhibit 3


        Oak Technology Confirms Receipt of Buyout Proposal Business
                          Editors/High-Tech Writers

SUNNYVALE, Calif.--(BUSINESS WIRE)--Nov. 18, 1998--Oak Technology Inc. (the "Company") (Nasdaq:OAKT), a provider of high-performance semiconductors
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for the optical storage, consumer electronics and digital office equipment markets, today announced that it has received a proposal from David D. Tsang, chairman of the board and chief executive officer of the Company, to acquire all outstanding common stock of the Company for $4.50 per share in cash.

A meeting of the Company's board of directors to consider the appointment of a special committee of independent directors to review the proposal has been scheduled for later this week.

In a letter to the Company outlining his proposal, Tsang stated that he has formed an investment vehicle named "Gold Acquisition Group" for purposes of pursuing the proposal and has "enlisted the participation" of H&Q Asia Pacific (whose chairman, Ta-Lin Hsu, is also a member of the Company's Board of Directors) and Advanced Semiconductor Engineering Corporation in connection with the proposal.

The letter states that the proposal will be kept open until 5 p.m. (Pacific Standard Time) on Dec. 14, 1998, and indicates that the proposed acquisition (if pursued) could be structured as a tender offer to the Company's stockholders. No other terms or conditions of the proposal are disclosed in Tsang's letter. Richard Black, president of Oak Technology, stated that other than Tsang and Hsu, the Company is not aware of any other member of the Company's board of directors or management participating in the proposal.

About Oak Technology

Founded in 1987, Oak Technology Inc. designs, develops and markets high-performance semiconductors and related software to original equipment manufacturers (OEMs) worldwide who serve the optical storage, consumer electronics, and digital office equipment markets.

Oak has subsidiaries in Japan (Oak Technology K.K.); Taiwan (Oak Technology, Taiwan); Andover, Mass. (Pixel Magic Inc.); Bristol, U.K. (Oak Technology Ltd.); and Munich, Germany (Oak Technology GmbH). The Company completed its initial public offering in February 1995. Additional information about Oak Technology and its products can be found on the World Wide Web at www.oaktech.com.

Note to Editors: Oak Technology and the Oak logo are registered trademarks of Oak Technology, Inc. Pixel Magic is a trademark of Oak Technology. All other product names or company names are mentioned for identification purposes only, and may be trademarks of their respective owners.

Contact:  Oak Technology
Supriya Venkat, 408/328-6899 (Investors) investor_relations@oaktech.com or
McGrath/Power Public Relations (Media)
Jonathan Bloom or Wendy Bulawa, 408/727-0351 jonathan_bloom@mcgrathpowerpr.com